Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Exchange National Bancshares, Inc:
We consent to the incorporation by reference in the registration statement (No. 333-68388 and No. 333-136477) on Form S-8 of Exchange National Bancshares, Inc. of our reports dated March 16, 2007, with respect to the consolidated balance sheets of Exchange National Bancshares, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006, which reports appear in the December 31, 2006 annual report on Form 10-K of Exchange National Bancshares, Inc.
/s/ KPMG LLP
St. Louis, Missouri
March 16, 2006